SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of November, 2007

Copa Holdings, S.A.
(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    X       Form 40-F

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No     X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure: Earnings Release - Copa Holdings Reports Earnings of US$46.8 Million and EPS of US$1.08 for 3Q07, including US$8.0 Million Non-Recurring Gain

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A. (Registrant)

Date: 11/15/2007	By:	/s/ Victor Vial
Name: Victor Vial Title: CFO

Copa Holdings Reports Earnings of US$46.8 Million and EPS of US$1.08 for 3Q07, Including US$8.0 Million Non-Recurring Gain

PANAMA CITY, Nov. 15 /PRNewswire-FirstCall/ -- Copa Holdings, S.A. (NYSE: CPA), parent company of Copa Airlines and Aero Republica, today announced financial results for the third quarter of 2007 (3Q07). The terms “Copa Holdings" or "the Company" makes reference to the consolidated entity, whose operating subsidiaries are Copa Airlines and Aero Republica. The following financial and operating information, unless otherwise indicated, is presented pursuant to US GAAP.

OPERATING AND FINANCIAL HIGHLIGHTS

•
Copa Holdings reported net earnings of US$46.8 million for 3Q07, representing diluted earnings per share of $1.08. Excluding an US$8.0 million non-recurring pre-tax gain related to insurance proceeds in excess of aircraft book value, net earnings for the quarter would have been US$38.8 million, which would have represented diluted earnings per share of US$0.89.

•	Operating income for 3Q07 increased 3.3% to US$46.7 million from US$45.2 million in 3Q06. Operating margin came in at 17.6%, a 2 percentage point decrease compared to 3Q06.

•
Revenue passenger miles (RPMs) increased 16.3% from 1.35 billion in 3Q06 to 1.56 billion in 3Q07. Available seat miles (ASMs) increased 18.0% from 1.78 billion in 3Q06 to 2.10 billion in 3Q07. As a result, average load factor came in at 74.4%. Copa Airlines, which represented 80% of consolidated capacity, delivered a 78.5% load factor on 22.7% capacity growth.

•
Total revenues increased to US$264.6 million, representing growth of 14.7%. Passenger yield decreased 1.6% to 15.9 cents and operating revenue per available seat mile (RASM) decreased 2.7% to 12.6 cents.

•	Operating cost per available seat mile (CASM) decreased 0.4% to 10.4 cents. CASM excluding fuel remained unchanged at 7.0 cents.

•
On July 13, Aero Republica began its second daily frequency from Bogota to Panama City. Additionally, on October 4, Aero Republica added service into Panama City from Colombia’s fifth largest city, Bucaramanga. The airline currently provides international connections to Copa Airlines’ Hub of the Americas from five Colombian cities: Bogota, Bucaramanga, Cali, Cartagena and Medellin.

•
On July 15, Copa Airlines began service from its Hub of the Americas in Panama City to Washington D.C. and Punta Cana (Dominican Republic), as well as Guadalajara (Mexico) on July 18 and Cordoba (Argentina) on August 15. Copa Airlines network now serves 40 cities in 21 countries in North, South and Central America and the Caribbean.

•
On July 30, Copa Airlines announced a comprehensive code share agreement with AeroMexico, which formally began on August 1, 2007. As part of the agreement, Copa Airlines has placed its designator code on AeroMexico-operated flights beyond Mexico City to 17 Mexican cities. Additionally, AeroMexico has placed its designator code on Copa Airlines-operated flights between the Hub of the Americas in Panama City to Mexico City, Cancun and Guadalajara.

•
In August, Copa Airlines was named by Skytrax, for the fourth consecutive year, as “Best Airline in Central America, Mexico and the Caribbean” as well “Best Cabin Staff in Central America, Mexico and the Caribbean”.

•	On September 4, Copa Airlines formally entered into the global SkyTeam Alliance as an Associate Member. SkyTeam operates more than 15,200 daily flights to more than 790 cities in 162 countries.

•
In 3Q07, Aero Republica continued its fleet modernization plan with the delivery of two EMBRAER 190 Aircraft. Aero Republica currently has a fleet of five EMBRAER 190 and eight MD-80 aircraft. For the remainder of the year, Aero Republica is expected to take delivery of two additional EMBRAER 190 aircraft, ending 2007 with a fleet of 13 aircraft – 7 EMBRAER 190s and 6 MD-80s.

•
In 3Q07, Copa Airlines continued its fleet expansion with the delivery of three EMBRAER-190s and one Boeing 737-800. In the fourth quarter, Copa has taken delivery of two additional aircraft – one EMBRAER-190 and one Boeing 737-800 – and will end 2007 with a fleet of 37 aircraft with an average age of 3.7 years.

•	For 3Q07, Copa Airlines reported an on-time performance of 84.6% and a flight-completion factor of 99.1%.

•
On October 11, Copa Airlines and KLM Royal Dutch Airlines announced a broad code share alliance, which will enable passengers of both carriers to travel more easily between Copa's extensive Latin American network and Europe via two of the world's most convenient hubs. KLM will begin service from Amsterdam to Panama City in March 2008.

•
In October, Copa Airlines was included in Fortune Magazine's top five best companies for leaders in Latin America for 2007. This survey was designed to identify the companies that best develop leaders as a result of corporate culture, leadership values, and business performance.

•	In November, Copa Airlines entered into a new collective bargaining agreement with its pilot union. This agreement will expire in August of 2012.

Consolidated Financial & Operating Highlights	3Q07	3Q06	% Change		2Q07	% Change		YTD 3Q07	YTD 3Q06	% Change

RPMs (millions)	1,565	1,345	16.3%		1,346	16.3%		4,337	3,638	19.2%
ASMs (mm)	2,104	1,784	18.0%		1,880	11.9%		5,852	5,028	16.4%
Load Factor	74.4%	75.4%	-1.1	p.p.	71.6%	2.8	p.p.	74.1%	72.3%	1.8	p.p.
Yield	15.9	16.2	-1.6%		16.4	-3.1%		16.2	15.9	1.7%
PRASM (US$ cents)	11.8	12.2	-3.0%		11.8	0.7%		12.0	11.5	4.2%
RASM (US$ cents)	12.6	12.9	-2.7%		12.5	0.5%		12.7	12.2	4.0%
CASM (US$ cents)	10.4	10.4	-0.4%		10.4	-0.8%		10.2	9.9	2.8%
CASM Excluding Fuel (US$ cents)	7.0	7.0	-0.2%		7.3	-4.1%		7.0	6.7	4.3%
Breakeven Load Factor	60.6%	59.7%	0.9	p.p.	59.3%	1.3	p.p.	58.9%	58.0%	0.9	p.p.
Operating Revenues (US$ mm)	264.6	230.6	14.7%		235.3	12.5%		742.7	613.8	21.0%
EBITDAR (US$ mm) (1) (2)	72.5	66.0	10.0%		61.7	17.6%		213.8	169.6	26.1%
EBITDAR Margin (1) (2)	27.4%	28.6%	-1.2	p.p.	26.2%	1.2	p.p.	28.8%	27.6%	1.2	p.p.
Operating Income (US$ mm)	46.7	45.2	3.3%		39.0	19.8%		146.5	115.5	26.9%
Operating Margin	17.6%	19.6%	-2.0	p.p.	16.6%	1.1	p.p.	19.7%	18.8%	0.9	p.p.
Net Income (US$ mm)	46.8	37.2	25.7%		30.9	51.5%		126.3	92.4	36.7%
Adjusted Net Income (US$ mm) (2)	38.8	37.2	4.2%		30.9	25.5%		118.3	92.4	28.0%
Net Margin	17.7%	16.1%	1.5	p.p.	13.1%	4.6	p.p.	17.0%	15.1%	2.0	p.p.
Adjusted Net Margin (2)	14.7%	16.1%	-1.5	p.p.	13.1%	1.5	p.p.	15.9%	15.1%	0.9	p.p.
EPS - Basic (US$)	1.09	0.87	25.4%		0.72	51.1%		2.94	2.16	36.3%
Adjusted EPS - Basic (US$) (2)	0.90	0.87	3.5%		0.72	24.7%		2.75	2.16	27.7%
EPS - Diluted (US$)	1.08	0.87	24.1%		0.71	51.6%		2.90	2.15	34.9%
Adjusted EPS - Diluted (US$) (2)	0.89	0.87	2.1%		0.71	24.7%		2.72	2.15	26.3%
Weighted Avg. # of Shares - Basic (000)	42,938	42,813	0.3%		42,817	0.3%		42,938	42,813	0.3%
Weighted Avg. # of Shares - Diluted (000)	43,479	42,908	1.3%		43,502	-0.1%		43,479	42,908	1.3%

(1) EBITDAR (earnings before interest, taxes, depreciation, amortization and rent) is presented as supplemental information because we believe it is a useful indicator of our operating performance and is useful in comparing our performance with other companies in the airline industry. However,EBITDAR should not be considered in isolation, as a substitute for net income prepared in accordance with US GAAP or as a measure of a company's profitability. In addition, our calculations may not be comparable to other similarly titled measures of other companies. A reconciliation of EBITDAR to consolidated net income is attached to this press release.
(2) For 3Q07, excludes a US$8.0 million pre-tax non-recurring gain related to insurance proceeds in excess of aircraft book value. On July 16, an Aero Republica aircraft overran the runway on arrival at the Simon Bolivar International Airport in the city of Santa Marta, Colombia. No major injuries were sustained. The aircraft involved in this incident, an EMBRAER-190, was declared a total loss.

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Full 3Q07 earnings release available to download on: http://investor.shareholder.com/copa/results.cfm

3Q07 EARNINGS RESULTS CONFERENCE CALL AND WEBCAST

Date:	November 15, 2007
Time:	11:00 a.m. US EST
Conference Call:
Telephone Number:	888-778-8884 (U.S. Domestic Callers)
913-312-0385 (International Callers)
Webcast:	http://investor.shareholder.com/copa/events.cfm

About Copa Holdings

Copa Holdings, through its Copa Airlines and Aero Republica operating subsidiaries, is a leading Latin American provider of international airline passenger and cargo service. Copa Airlines currently offers approximately 116 daily scheduled flights to 40 destinations in 21 countries in North, Central and South America and the Caribbean.  In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through code share agreements with Continental Airlines and other airlines. Aero Republica, the second-largest domestic carrier in Colombia, provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines’ Hub of the Americas through flights from Bogota, Cali, Cartagena and Medellin.

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COPA HOLDINGS, S.A. - EBITDAR RECONCILIATION
(Figures in US$ thousands)
	3Q07	3Q06	2Q07
Net Income	$46,822	$37,240	$30,907

Interest Expense	(11,524)	(7,984)	(10,393)
Capitalized Interest	719	293	736
Interest Income	3,259	1,958	3,031
Income Taxes	(3,848)	(2,972)	(3,839)

EBIT	58,216	45,945	41,372

Depreciation and Amortization	9,056	6,497	8,455

EBITDA	67,272	52,442	49,827

Aircraft Rent	10,478	10,904	9,303
Other Rentals	2,814	2,609	2,575

EBITDAR	$80,564	$65,955	$61,706

Non-recurring gain	(8,019)	-	-

EBITDAR, excluding Non-recurring gain	$72,546	$65,955	$61,706

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